Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

Commission file number 333-53422

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
(Full title of the plan)

CANADIAN NATIONAL RAILWAY COMPANY
(Name of issuer of securities)

935 de La Gauchetiere St. West, Montreal, Quebec, Canada H3B 2M9
(Address of issuer’s principal executive offices)

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS

Financial Statements and Supplemental Schedule
December 31, 2003 and 2002
(With Report of Independent Registered Public Accounting Firm Thereon)

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Canadian National Railway Company
Management Savings Plan for U.S. Operations:

We have audited the accompanying statements of net assets available for benefits of Canadian National Railway Company Management Savings Plan for U.S. Operations (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Canadian National Railway Company Management Savings Plan for U.S. Operations as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

(signed)

KPMG LLP

Chicago, Illinois
June 11, 2004

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002

Investments at fair value	$87,102,483	$76,966,078

Receivables:
Participants’ contributions	149,671	105,497
Employer’s contributions	49,754	35,583
Other	14,567	11,599

Total receivables	213,992	152,679

Net assets available for benefits	$87,316,475	$77,118,757

See accompanying Notes to Financial Statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002

Additions to net assets:
Investment income (loss):
Interest and dividends	$844,485	$851,413
Net appreciation (depreciation) in fair value of investments	11,526,776	(8,450,330)

Total investment income (loss)	12,371,261	(7,598,917)

Contributions:
Participants	3,510,973	3,686,936
Employer	1,219,670	1,221,744
Rollover contributions and other	215,563	21,775

Total contributions	4,946,206	4,930,455

Total additions	17,317,467	(2,668,462)

Deductions from net assets:
Participants' distributions	6,915,881	8,819,839
Transfer of plan assets	188,287	175,405
Administrative expenses	15,581	15,391

Total deductions	7,119,749	9,010,635

Net increase (decrease)	10,197,718	(11,679,097)

Net assets available for benefits, beginning of year	77,118,757	88,797,854

Net assets available for benefits, end of year	$87,316,475	$77,118,757

See accompanying Notes to Financial Statements.

CANADIAN NATIONAL RAILWAY COMPANY MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2002

1. THE COMPANY

Canadian National Railway Company (CN or the Company), directly and through its subsidiaries, is engaged in the rail transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, St. Louis and Jackson, Mississippi, with connections to all points in North America. CN’s revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

2. DESCRIPTION OF PLAN

The following brief description of the Canadian National Railway Company Management Savings Plan for U.S. Operations (the “Plan”) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

GENERAL
The Plan, as amended and restated effective November 1, 2000, covers certain employees of the Illinois Central Railroad Company (ICR), Grand Trunk Western Railroad Incorporated (GTW), IC Rail Marine Terminal Company, IC Omni Modal Terminal Company, Chicago Central and Pacific Company and Duluth, Winnipeg and Pacific Railway Company. The Plan also covers employees of the Illinois Railroad Association, which is not an affiliate of CN. Prior to November 1, 2000, ICR maintained the Illinois Central Railroad Company Supplemental Retirement and Savings Plan (the “IC PLAN”) and GTW maintained the Grand Trunk Group Employee Savings Plan (the “Grand Trunk Plan”) for the benefit of their respective eligible employees. The Plan is a result of the merger of the IC Plan with the Grand Trunk Plan. The Plan covers all full-time, salaried, non-union employees of the Company as of January 1, 1997. Full-time eligible employees may participate on the first day of the calendar month coinciding with or next, following the first day of employment. Part-time eligible employees may participate once they have completed certain employment requirements. This Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Transfers of plan assets consist of assets transferred to a related CN employee plan for union employees.

For the years ended December 31, 2003 and 2002, American Express Trust Company (the “Trustee”) was the trustee of the Plan under a trust agreement with the Company and also performed administrative services including participant accounting. Effective July 1, 2004, Fidelity Investments Trust Company will be appointed trustee and record keeper of the Plan.

There were 1,181 and 1,172 participants in the Plan at December 31, 2003 and 2002, respectively.

CONTRIBUTIONS
Participants may elect to make contributions to the Plan through periodic payroll deductions in amounts ranging from 1% to 100% (up to 20% prior to July 1, 2002) of their eligible salary. The total pre-tax contributions by a participant were limited to $12,000 in 2003 and $11,000 in 2002 (the limit will increase by $1,000 each year until it reaches $15,000 in 2006, after which the limit will be subject to adjustments to reflect changes in the cost of living pursuant to Section 402(g) of the Internal Revenue Code). Effective July 1, 2002, the Plan incorporated the “Catchup” provisions provided for in the Economic Growth and Tax Relief Reconciliation Act (EGTRRA) for employees meeting the eligibility requirements set forth therein. The “Catch-up” provision allows employees who

CANADIAN NATIONAL RAILWAY COMPANY MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2002

are at least age 50 by the end of the plan year to contribute additional pre-tax dollars up to a maximum amount of $2,000 in 2003 and $1,000 in 2002 (the maximum amount will be $3,000, $4,000 and $5,000 in 2004, 2005 and 2006, respectively, after which the amount will be increased to reflect changes in the cost of living). Contributions to the Plan on behalf of the participants are made by the Company in lieu of an equal amount of salary.

The Company contributes an amount equal to 50% of each participant’s contributions up to the first 6% of salary (a maximum Company contribution of 3% of salary). The Company does not match the participants’ “catch-up” contributions.

INVESTMENT OF CONTRIBUTIONS
The Plan permits participants to invest their own contributions, the Company’s matching contributions and the supplemental contributions in various investment funds. Effective December 31, 2003, the funds were the American Express Trust Stable Capital II Fund, the Dodge & Cox Balanced Fund, the AXP Cash Management Fund, the PIMCO Total Return Fund, the American Express Short-Term Horizon, the Weitz Partners Value Fund, the Investment Company of America, the EuroPacific Growth Fund, the AXP New Dimension Fund, the Janus Fund, the AXP S&P 500 Index Fund, the Franklin Small-Mid Cap Growth Fund I, the Canadian National Railway Stock Pool, the Scudder Growth & Income Fund, and the Templeton Foreign Fund. The American Express Trust Stable Capital II Fund is a collective fund that invests in a diversified pool of high quality bonds together with book value contracts of varying maturity, sizes and yields, and also invests in short-term investments. The Dodge &Cox Balanced Fund invests in a diversified mix of common and preferred stocks and investment-grade bonds, and is diversified across many sectors and industries. The AXP Cash Management Fund invests in short-term money market securities. The PIMCO Total Return Fund invests in a portfolio of intermediate maturity bonds. The American Express Short-Term Horizon invests in a predetermined group of growth, growth/income, income and money-market investment funds. The Weitz Partners Value Fund invests primarily in common stocks and a variety of securities convertible into common stocks. The Investment Company of America invests primarily in common stocks. The EuroPacific Growth Fund invests primarily in stocks of issuers located in Europe and the Pacific Rim. The AXP New Dimension Fund invests in a portfolio of companies with significant growth potential. The Janus Fund invests primarily in common stocks. The AXP S&P 500 Index Fund invests in common stocks included in the Standard and Poor’s 500 Composite Stock Price Index. The Franklin Small-Mid Cap Growth Fund I invests in stocks of small-mid capitalization growth companies. The Canadian National Railway Stock Pool invests primarily in shares of the common stock of Canadian National Railway Company. The Scudder Growth & Income Fund invests in income-producing common and preferred stocks of established companies. The Templeton Foreign Fund invests in common stocks outside the U.S.

PARTICIPANT ACCOUNTS
Each participant’s account is credited with the participant’s contributions, all of the Company’s contributions, and an allocation of earnings and expenses based on the performance of each investment. The allocation of each is based on the participant’s account balances at the time of allocation. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

VESTING
Participants are fully vested in the entire amount in their account at the time of contribution.

CANADIAN NATIONAL RAILWAY COMPANY MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2002

PAYMENT OF BENEFITS
Participants may be entitled to a withdrawal in the event of financial hardship as defined in the Plan. The Plan also allows for in-service distributions to participants upon attaining age 59½.

Upon termination of service, a participant may leave their account in the Plan, or may elect to receive the value of the account in either a lump-sum payment, in annual installments over a period of up to 15 years or a direct transfer of the payment to another qualified retirement plan subject to certain conditions. Participant accounts with a balance of less than $5,000 are immediately distributed in a lump-sum payment.

EXPENSES
Administrative expenses for maintenance of Plan financial records, participant statements, service fees on insurance contracts, trustee fees, and accounting fees are paid from Plan assets. All other administrative expenses of the Plan are paid by the Company.

LOANS
Participants may borrow from their accounts by taking up to two loans with a minimum amount of $1,000 each, and a total maximum amount equal to the lesser of $50,000 or 50% of their account balance. Loans must be repaid within 5 years, or 10 years, if the funds are used for the purchase of a primary residence. The loans bear interest at the rate of prime plus one percent. Interest rates on loans outstanding at December 31, 2003 ranged from 5.0% to 10.5%. Upon termination of service, the unpaid balance is deducted from the account balance to which the participant is entitled.

WITHDRAWALS
Withdrawals are recorded in the period in which they are paid to participants.

PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will receive the full amount of Plan assets in their respective accounts.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES
The preparation of the financial statements in conformity with generally accepted accounting principles in the United States requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION
Investments are stated at fair value. Quoted market prices are used to value the stock. Mutual funds are valued at the redemption price established by the mutual fund administrator.

CANADIAN NATIONAL RAILWAY COMPANY MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2002

Purchases and sales of securities are recorded on a trade-date basis. Contributions and interest income are recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Loans deemed to be in default are recorded as distributions.

The Plan considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

4. INVESTMENTS

Investments that represent 5% or more of net assets available for benefits at December 31, 2003 and 2002 are as follows:

	2003	2002

American Express Trust Stable Capital II Fund	$30,844,219	$32,118,098
AXP New Dimension Fund	9,713,865	8,946,262
Weitz Partners Value Fund	7,971,474	6,063,265
Dodge & Cox Balanced Fund	7,637,906	-
The Investment Company of America	5,108,275	4,194,059
AXP S&P 500 Index Fund	4,657,516	-
Janus Fund	4,495,741	3,654,817
PIMCO Total Return Fund	4,296,269	4,287,397
EuroPacific Growth Fund	5,237,839	3,876,354
J.P. Morgan Diversified Fund	-	4,923,760

During the years ended December 31, 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated and depreciated in value by $11,526,776 and $8,450,330, respectively, as follows:

	2003	2002

Mutual Funds	$10,038,358	$(8,140,133)
Common Stock	728,959	(303,944)
Collective Investment Funds	759,459	(6,253)

	$11,526,776	$(8,450,330)

5. FEDERAL INCOME TAXES

The Plan has received a favorable determination letter from the Internal Revenue Service (IRS), dated April 21, 2003, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (the “Code") and, therefore, the related trust is exempt from tax under Section 501(a) of the Code. The Plan administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

CANADIAN NATIONAL RAILWAY COMPANY MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2002

6. RELATED PARTY TRANSACTIONS

American Express Trust Company, the Trustee of the Plan, manages certain Plan investments and therefore, these transactions qualify as party-in-interest transactions. There were no fees paid by the Plan for the investment management services for the years ended December 31, 2003 and 2002.

   CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
DECEMBER 31, 2003

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Current Value

* American Express Trust Stable Capital II Fund	Collective fund, 1,771,842 shares	$ 30,844,219
Dodge & Cox Balanced Fund	Mutual fund, 104,572 shares	7,637,906
* AXP Cash Management Fund	Mutual fund, 1,332,038 shares	1,332,038
PIMCO Total Return Fund	Mutual fund, 401,146 shares	4,296,269
* American Express Short-Term Horizon	Collective fund, 5,179 shares	99,280
Weitz Partners Value Fund	Mutual fund, 371,111 shares	7,971,474
The Investment Company of America	Mutual fund, 177,125 shares	5,108,275
EuroPacific Growth Fund	Mutual fund, 173,381 shares	5,237,839
* AXP New Dimension Fund	Mutual fund, 406,778 shares	9,713,865
Janus Fund	Mutual fund, 191,553 shares	4,495,741
* AXP S&P 500 Index Fund	Mutual fund, 1,078,129 shares	4,657,516
Franklin Small-Mid Cap Growth Fund I	Mutual fund, 54,958 shares	1,660,831
* Canadian National Railway Stock Pool	Common stock of Canadian National
	Railway Company, 143,372 shares	2,451,954
Scudder Growth & Income Fund	Mutual fund, 10,762 shares	216,746
Templeton Foreign Fund	Mutual fund, 40,720 shares	433,257
Plan participants	Participant loans, interest ranging from
	5.0% - 10.5%, maturing January 2004
	through December 2012	940,992
Cash		4,281

		$ 87,102,483

* Party-in-interest transaction

SEE ACCOMPANYING REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Canadian National Railway Company Management Savings Plan for U.S. Operations

(Name of Plan)

Date: June 28, 2004	/s/ Ardyth Cutler

Plan Administrator